UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Move, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
62458M108

(CUSIP Number)
Fred Anderson
Elevation Partners, L.P.
2800 Sand Hill Road, Suite 160
Menlo Park, CA 94025
(650) 687-6700
Copy to:
Kirsten J. Jensen, Esq.
Simpson Thacher & Bartlett LLP
2550 Hanover Street
Palo Alto, California 94304
(650) 251-5000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 9, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS. Elevation Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		28,337,585.71

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,337,585.71

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,337,585.71

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.2%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

	PN

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS. Elevation Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		28,337,585.71*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,337,585.71*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,337,585.71*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

PN
*   The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS. Elevation Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		28,337,585.71*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,337,585.71*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,337,585.71*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
*   The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS. Elevation Employee Side Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,235.71

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,235.71

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,235.71

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

	OO

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS. Elevation Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,235.71*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,235.71*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,235.71*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.1%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
*   The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS. Fred Anderson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,343,821.43*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

28,343,821.43*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,343,821.43*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
*   The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS. Marc Bodnick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,343,821.43*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

28,343,821.43*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,343,821.43*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
*   The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS. Paul Hewson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,343,821.43*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

28,343,821.43*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,343,821.43*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
*   The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS. Roger McNamee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,359,471.43*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

28,359,471.43*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,359,471.43*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
*   The Reporting Person disclaims beneficial ownership of 28,343,821.43 of such shares as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS. Bret Pearlman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,343,821.43*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

28,343,821.43*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,343,821.43*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
*   The Reporting Person disclaims beneficial ownership as described under Item 5

     This Amendment No. 2 (this “Amendment”) supplements and amends the statement on Schedule 13D filed on December 9, 2005, as amended by Amendment No. 1 filed on December 16, 2008 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.
Item 2. Identity and Background
     Item 2 of the Schedule 13 D is hereby amended to remove any reference to Marc Bodnick and is further supplemented as follows:
     Mr. Bodnick is no longer a manager of Elevation LLC or Elevation Management and, from and after the filing of this Amendment, will no longer be a Reporting Person.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13 D is hereby supplemented as follows:
     As stated in the Schedule 13D, the holders of Series B Preferred Stock have the right to receive quarterly dividends that through November 29, 2010 were payable only in additional shares of Series B Preferred Stock and currently are payable only in cash. No funds were used in connection with the acquisition of shares that were paid to Elevation and Side Fund as in-kind dividends.
     In accordance with the Certificate of Designation, the Issuer paid in-kind dividends to Elevation and Side Fund in the aggregate amounts of 19,039.86 and 4.19 shares of Series B Preferred Stock, respectively. Pursuant to the Certificate of Designation, such shares are convertible into 4,533,300 and 997.62 shares of Issuer Common Stock, respectively. These include 635.32 and 0.15 shares of Series B Preferred Stock paid as in-kind dividends to Elevation and Side Fund, respectively, on December 15, 2010.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby supplemented by inserting the following paragraphs immediately prior to the last two paragraphs of Item 4:
     Waiver and Consent Letter
     On February 9, 2011, the Purchasers entered into a Waiver and Consent Letter with the Issuer (the “Waiver”) pursuant to which the Purchasers agreed to waive certain provisions of the Certificate of Designation to permit the Issuer to redeem 70,000 shares of the Series B Preferred Stock owned by the Purchasers as further set forth in the Waiver. In the absence of the Waiver, under the terms of the Certificate of Designation, the Issuer currently has the right to elect to redeem all, but not less than all, of the Series B Preferred Stock.
     The description of the terms of the Waiver set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Waiver attached hereto as Exhibit 6, which is incorporated by reference.

Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and supplemented to read in its entirety as follows:
     (a), (b) The following disclosure assumes that there are 158,383,347 shares of Issuer Common Stock outstanding as of November 2, 2010, which figure is based on Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010.
     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the acquisition of Series B Preferred Stock at the Closing and the payment of in-kind dividends thereafter, Elevation may be deemed to beneficially own 28,337,585.71 shares of Issuer Common Stock, which is subject to issuance upon conversion of the Series B Preferred Stock. The 28,337,585.71 shares of Issuer Common Stock would constitute approximately 15.2% of the Issuer Common Stock outstanding upon such conversion.
     Pursuant to Rule 13d-3 under the Exchange Act, Side Fund may be deemed to beneficially own 6,235.71 shares of Issuer Common Stock, which is subject to issuance upon conversion of the Series B Preferred Stock acquired. The 6,234.71 shares of Issuer Common Stock would constitute less than 0.1% of the Issuer Common Stock outstanding upon such conversion.
     As the sole general partner of Elevation, Elevation GP has the power to direct the voting and disposition of any shares of Issuer Common Stock beneficially owned by Elevation. As a result, Elevation GP may be deemed to beneficially own any shares of Issuer Common Stock beneficially owned by Elevation. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Elevation GP is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.
     As the sole general partner of Elevation GP, Elevation LLC has the power to direct the voting and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by Elevation GP. As a result, Elevation LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by Elevation GP. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Elevation LLC is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.
     As the sole managing member of Side Fund, Elevation Management has the power to direct the voting and disposition of any shares of Issuer Common Stock beneficially owned by Side Fund. As a result, Elevation Management may be deemed to beneficially own any shares of Issuer Common Stock beneficially owned by Side Fund. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Elevation Management is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.
     As managers of each of Elevation LLC and Elevation Management, Messrs. Anderson, Hewson, McNamee and Pearlman may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by Elevation LLC or Side Fund. Each such individual disclaims such beneficial ownership of such shares. As of the date of filing of this Schedule 13D, none of the Reporting Persons beneficially owned any other shares of Issuer

Common Stock, except for Mr. McNamee, who beneficially owned 15,650 shares of Issuer Common Stock as of such date through a trust.
     Except for the 15,650 shares of Issuer Common Stock that are beneficially owned by Mr. McNamee through a trust, neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any such Manager is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.
     (c) Except as set forth in Item 3, Item 4 and this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.
     (d) No one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.
     (e) Because Mr. Bodnick no longer serves as a manager of Elevation LLC or Elevation Management, Mr. Bodnick ceased to be a beneficial owner of more than five percent of Issuer Common Stock on January 27, 2011.
Item 7. Exhibits
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding an additional exhibit as follows:
6.	Waiver and Consent Letter, dated February 8, 2010 among Move, Inc., Elevation Partners, L.P. and Elevation Employee Side Fund, LLC (filed herewith).

Signatures
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 10, 2011

ELEVATION PARTNERS, L.P.

By:	Elevation Associates, L.P., as General Partner

By:	Elevation Associates, LLC,

as General Partner

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, L.P.

By:	Elevation Associates, LLC,

as General Partner

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, LLC

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION EMPLOYEE SIDE FUND, LLC

By:	Elevation Management, LLC,
as Managing Member

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION MANAGEMENT, LLC

By:	* Name: Fred Anderson
Title: Manager

*

Fred Anderson

*

Marc Bodnick

*

Paul Hewson

*

Roger McNamee

*

Bret Pearlman

* /s/ Tracy Hogan

Attorney-in-fact for Reporting Persons
pursuant to Power of Attorney